UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

October 31, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Smith+Nephew Third Quarter 2024 Trading Report

31 October 2024

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the third quarter ended 28 September 2024.

Q3 Highlights1,2

●
Q3 revenue of $1,412 million (Q3 2023: $1,357 million), representing 4.0% revenue growth (underlying and reported)
o
Excluding China, Group growth was 5.9% (underlying and reported). China impacted by worse than expected headwinds across our surgical businesses
o
Operational and commercial improvements from 12-Point Plan on track across the rest of the business, with financial improvements coming through
●
Orthopaedics revenue up 2.3% (2.4% reported), with US Hip and Knee Implants both delivering revenue growth
●
Sports Medicine & ENT revenue up 3.9% (3.7% reported), with strong growth from Sports Medicine across Established Markets partially offset by VBP-related headwind in China
●
Advanced Wound Management revenue up 6.5% (underlying and reported), an acceleration over the first half

Outlook1,2

●
For the full year 2024, underlying revenue growth is now expected to be around 4.5% (previously 5.0% to 6.0%), primarily due to the impact of China headwind. For trading profit margin in 2024, we are now expecting growth of up to 50bps compared to last year's 17.5% (previously at least 18.0%), reflecting the reduced operating leverage from slower revenue growth
●
For 2025, given the updated 2024 outlook and, in particular, uncertainty around ongoing China headwinds, we now expect to expand our trading profit margin significantly to between 19.0% and 20.0%, driven by the continued delivery of the 12-Point Plan improvements

Deepak Nath, Chief Executive Officer, said:

"We delivered encouraging growth in most segments and markets in the third quarter as the 12-Point Plan drove further financial improvements. We are making progress in both Hip and Knee Implants in the US, although there is more to do. China VBP was a significant headwind that masked Sports Medicine's strong performance across the rest of the world. Advanced Wound Management delivered its best quarter this year, with all segments performing well.

"We continue to deliver on longer term growth drivers, including robotics adoption and product innovation, as well as improving productivity. While the revised outlook reflects the headwinds across our surgical businesses in China, we remain convinced that our transformation to a higher growth company, with the ability to drive operating leverage through to the bottom line, is on the right course."

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew's third quarter results will be held today at 8.30am GMT / 4.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Forward calendar

The full year results will be released on 25 February 2025.

Notes

1.   All numbers given are for the quarter or nine months ended 28 September 2024 unless stated otherwise.

2.   Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2023 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Third quarter 2024 trading update

Our third quarter revenue was $1,412 million (Q3 2023: $1,357 million), representing underlying revenue growth of 4.0%. Reported revenue growth was also 4.0% with no foreign exchange impact. Q3 2024 comprised 63 trading days, in line with the comparable Q3 period in 2023.

Orthopaedics revenue was up 2.3% (2.4% reported), Sports Medicine & ENT up 3.9% (3.7% reported), and Advanced Wound Management up 6.5% (6.5% reported).

Revenue growth in our Established Markets was 5.0% (5.2% reported). Within this, in the US we delivered 4.0% revenue growth on both an underlying and reported basis, and Other Established Markets revenue was up 6.8% (7.5% reported). Emerging Markets revenue was down -0.1% (-1.2% reported).

We continued to make progress delivering against the 12-Point Plan. Hip Implants and Knee Implants both delivered revenue growth in the US reflecting the operational progress in product supply and sharper commercial execution. However, there is still more to do in what was an area of significant weakness identified during the diagnostic phase of the 12-Point Plan. Reconstruction maintained its good momentum in Other Established Markets, with growth accelerating over the first half.

Sports Medicine continued to deliver strong growth across the Established Markets, and Advanced Wound Management delivered its best quarter this year, with all segments contributing.

Emerging Markets performance reflected a weaker than expected quarter in China across our surgical businesses. In Sports Medicine, we saw the expected price impact of the Volume Based Procurement (VBP) programme, but with the related volume benefits yet to come through. In Orthopaedics, slower in-market demand and consequent impact on our channel were also a headwind. We expect both these China headwinds will continue into 2025. Excluding China, Group growth for the quarter was 5.9% on both an underlying and reported basis.

New product launches

We maintained our high cadence of innovation in the quarter, expanding our portfolio with launches that address unmet clinical needs and support our higher growth ambitions.

We announced 510(k) clearance and completed the first cases for the CATALYSTEM◊ Primary Hip System. The system is designed to address the evolving demands of primary hip surgery including the increased adoption of anterior approach procedures and the expanding role of Ambulatory Surgery Centers (ASCs).

We also continued to build our portfolio of tools to support surgeons. We introduced TOTAL ANKLE◊ Patient-Matched Guides to help surgeons plan and perform total ankle replacement procedures. Total ankle replacements are historically uncommon, but this is a high-growth market bolstered by the rising prevalence of osteoarthritis in adults and influenced by growing patient preference for joint preservation and restoration. After quarter end we announced a co-marketing agreement with JointVue for its patented OrthoSonic™ 3D Surgery Planning Technology, offering surgeons using our CORI◊ Surgical System for robotic-assisted knee arthroplasty opportunities to improve patient satisfaction and operating room efficiency.

Consolidated revenue analysis for the third quarter

	28 September	30 September	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	549	536	2.4	2.3	-	0.1
Knee Implants	222	223	-0.9	-0.9	-	-
Hip Implants	146	141	4.1	4.0	-	0.1
Other Reconstruction(ii)	33	29	13.8	13.7	-	0.1
Trauma & Extremities	148	143	3.5	3.3	-	0.2

Sports Medicine & ENT	441	425	3.7	3.9	-	-0.2
Sports Medicine Joint Repair	232	232	-0.2	0.1	-	-0.3
Arthroscopic Enabling Technologies	154	134	15.0	15.0	-	-
ENT (Ear, Nose and Throat)	55	59	-6.7	-6.8	-	0.1

Advanced Wound Management	422	396	6.5	6.5	-	-
Advanced Wound Care	190	183	3.5	3.4	-	0.1
Advanced Wound Bioactives	140	130	7.9	8.0	-	-0.1
Advanced Wound Devices	92	83	11.0	11.0	-	-

Total	1,412	1,357	4.0	4.0	-	-

Consolidated revenue by geography
US	748	719	4.0	4.0	-	-
Other Established Markets(iii)	414	385	7.5	6.8	-	0.7
Total Established Markets	1,162	1,104	5.2	5.0	-	0.2
Emerging Markets(iv)	250	253	-1.2	-0.1	-	-1.1
Total	1,412	1,357	4.0	4.0	-	-

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii) Other Established Markets are Europe, Japan, Australia/New Zealand and Canada
(iv) Emerging Markets include China, Latin America, Middle East, South Africa and Korea

Orthopaedics

In our Orthopaedics business unit, revenue was up 2.3% (2.4% reported).

Knee Implants declined -0.9% (-0.9% reported) and Hip Implants grew 4.0% underlying (4.1% reported).

US Knee Implants returned to growth, up 0.7% (0.7% reported), and US Hip Implants grew 3.2% (3.2% reported), as our 12-Point Plan actions to improve product and set availability and commercial execution start to deliver the expected improvements.

Outside the US, Knee Implants declined -2.8% (-2.9% reported) and Hip Implants grew 5.0% (5.3% reported). Other Established Markets continued their recent good momentum, with growth ahead of the first half. However, overall performance was held back by China, where we have seen a period of reduced end-customer demand. As a result, orders from our distribution partners significantly slowed as they reduced their stock-levels in response, particularly towards the end of the quarter, and our expectation is that orders will remain low through the fourth quarter.

Overall, across our Established Markets, Knee Implants growth was driven by our JOURNEY II◊ Total Knee System with its proprietary OXINIUM◊ bearing surface, and by our cementless and revision systems. Hip growth was led by our POLAR3◊ Total Hip Solution and R3◊ Acetabular System.

Other Reconstruction revenue grew 13.7% (13.8% reported) driven by sales of our robotics-assisted CORI◊ Surgical System and consumables, with approaching one-third of US knee procedures utilising the system by quarter end.

Trauma & Extremities grew 3.3% (3.5% reported). We delivered double-digit growth from our EVOS◊ Plating System offset by a slower quarter for some legacy systems and, in particular, lower sales of whole surgical sets. The launch of the new AETOS◊ Shoulder System continued to progress well. We expect higher growth to return in the fourth quarter.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered revenue growth of 3.9% (3.7% reported). Excluding China, Sports Medicine & ENT grew 7.9% (7.7% reported). The third quarter was the first full quarter since VBP implementation, and the new pricing is now in place across all provinces. The scale of the headwind reflects the expected price impact, but with the anticipated volume benefits from higher utilisation yet to come through.

Sports Medicine Joint Repair growth of 0.1% revenue growth (declined -0.2% reported), which reflects the China VBP impact. Growth was strong across all other regions, with double-digit growth from our REGENETEN◊ Bioinductive Implant.

Arthroscopic Enabling Technologies revenue was up 15.0% (15.0% reported) with strong growth across all categories of the arthroscopic tower, and from the WEREWOLF◊ FASTSEAL 6.0 Hemostasis Wand used in orthopaedic reconstruction. The quarter also benefitted from a relatively soft prior year comparator.

Revenue from ENT declined -6.8% (-6.7% reported), with the growth rate reflecting the strong 2023 comparator, as flagged last quarter. The underlying demand for tonsil and adenoid procedures remained solid.

Advanced Wound Management

Our Advanced Wound Management business unit delivered revenue growth of 6.5% (6.5% reported), a significant improvement over the first half across all three segments.

Advanced Wound Care revenue was up 3.4% (3.5% reported), driven by strong performances in foam dressings and infection management categories.

Advanced Wound Bioactives revenue was up 8.0% (7.9% reported), with double-digit growth from our skin substitutes following the launch of GRAFIX PLUS◊ in the second quarter, an easier-to-handle new version in our lead product family, targeting the growing post-acute market. SANTYL◊ revenue declined slightly in the quarter as we continued to see quarter-to-quarter variability, a long-term feature of SANTYL, as previously stated.

Advanced Wound Devices revenue was up 11.0% (11.0% reported), with strong growth from both our traditional RENASYS◊ NPWT System and PICO◊ Single-Use NPWT System, and from our LEAF◊ Patient Monitoring System as we continue to expand the market in Pressure Injury Prevention.

Full year 2024 outlook

We expect to finish 2024 strongly, with an acceleration in revenue growth driven by ongoing improvements in Orthopaedic Reconstruction, a return to stronger growth for Trauma & Extremities and continued good growth from Sports Medicine outside of China and Advanced Wound Management. We will also benefit from two extra trading days, although we expect that benefit to be less than proportional given when they fall. We expect China to remain a headwind for the reasons described above.

As a result, we now expect underlying revenue growth of around 4.5% for the full year 2024 (previously 5.0% to 6.0%). This equates to around 4.1% on a reported basis based on exchange rates prevailing on 25 October 2024.

We continue to expect to deliver year-on-year expansion in our trading profit margin, driven by productivity gains under the 12 Point Plan and operating leverage, which together should more than offset headwinds from input cost inflation and VBP. However, the impact of China in the second half is expected to reduce the operating leverage gain. As a result, we now expect year-on-year trading margin growth of up to 50bps compared to last year's 17.5% (previously at least 18.0%).

2025 targets

We continue to expect the Group to make significant progress in 2025, both sustaining the levels of revenue growth above pre-Covid levels, and in significantly expanding our trading profit margin through operating leverage, productivity improvements and cost reductions.

For 2025, given the updated 2024 outlook and, in particular, uncertainty around ongoing China headwinds, we now expect to expand our trading profit margin significantly to between 19.0% and 20.0%, driven by the continued delivery of the 12-Point Plan improvements.

Consolidated revenue analysis for nine months to 28 September 2024

	28 September	30 September	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	Growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	1,697	1,638	3.6	4.2	-	-0.6
Knee Implants	701	698	0.4	1.0	-	-0.6
Hip Implants	457	444	3.0	3.8	-	-0.8
Other Reconstruction(ii)	92	80	16.0	16.4	-	-0.4
Trauma & Extremities	447	416	7.3	7.6	-	-0.3

Sports Medicine & ENT	1,330	1,268	4.9	5.6	-	-0.7
Sports Medicine Joint Repair	715	689	3.8	4.6	-	-0.8
Arthroscopic Enabling Technologies	459	428	7.2	8.1	-	-0.9
ENT (Ear, Nose and Throat)	156	151	3.2	3.7	-	-0.5

Advanced Wound Management	1,212	1,185	2.2	2.6	-	-0.4
Advanced Wound Care	547	539	1.4	2.0	-	-0.6
Advanced Wound Bioactives	402	404	-0.5	-0.5	-	-
Advanced Wound Devices	263	242	8.6	9.2	-	-0.6

Total	4,239	4,091	3.6	4.2	-	-0.6

Consolidated revenue by geography
US	2,241	2,191	2.3	2.3	-	-
Other Established Markets(iii)	1,255	1,191	5.3	6.1	-	-0.8
Total Established Markets	3,496	3,382	3.4	3.7	-	-0.3
Emerging Markets(iv)	743	709	4.7	6.7	-	-2.0
Total	4,239	4,091	3.6	4.2	-	-0.6

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii) Other Established Markets are Europe, Japan, Australia/New Zealand and Canada
(iv) Emerging Markets include China, Latin America, Middle East, South Africa and Korea

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 31, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary